SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 November 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Strategic alliance between IHG and Iberostar dated 21 November 2022

Exhibit No: 99.1

21 November 2022

IHG and Iberostar sign a strategic alliance for resort and all-inclusive hotels in the Caribbean, Americas, Southern Europe and North Africa

InterContinental Hotels Group PLC (IHG or the Company) and Iberostar Hotels & Resorts (Iberostar) announce today a long-term commercial agreement for resort and all-inclusive hotels. Iberostar is a family-run business based in Palma de Mallorca, Spain, with more than 65 years' experience in the hospitality industry, an excellent reputation for operating resorts in outstanding locations, and a strong commitment to quality and sustainability. Through this strategic alliance, Iberostar will retain 100% ownership, preserving its autonomy and values. Up to 70 hotels (24.3k rooms) will be added to IHG's system under the Iberostar Beachfront Resorts brand, which will become the 18th brand for IHG. This will boost IHG's global system size by up to 3%. The first properties set to join the IHG system this December will give IHG guests increased choice in sought-after locations including Mexico, the Dominican Republic, Jamaica, Brazil and the Canary Islands (Spain). Further properties in Spain and other popular resort destinations in Southern Europe and North Africa are anticipated to join IHG's system over the course of 2023 and 2024.

IHG guests will be able to look forward to memorable stays in award-winning hotels*, ranging from family friendly premium offerings to adult only luxury, in leading resort destinations, including: Iberostar Grand Paraiso (Riviera Maya, Mexico); Iberostar Selection Hacienda Dominicus (Bayahibe, Dominican Republic); Iberostar Grand Rose Hall (Montego Bay, Jamaica); and Iberostar Selection Anthelia (Tenerife, Spain). These add to IHG's existing 260 resort properties that span brands including Six Senses, Regent, InterContinental, Kimpton, Hotel Indigo, Crowne Plaza, Holiday Inn and Holiday Inn Club Vacations. IHG has fewer than 20 resort properties in the countries where the Iberostar Beachfront Resorts properties are located. The agreement therefore significantly increases and broadens IHG's resort footprint.

The portfolio of Iberostar properties will gain access to IHG's enterprise platform, including its distribution channels and the IHG One Rewards loyalty programme with more than 100 million members. IHG in turn will increase awareness of its current brands with a new set of travellers, and meet a clear desire from guests and loyalty members for more resort destinations and the option of all-inclusive stays.

In what is a large and high growth market segment, demand for resort and all-inclusive stays has been buoyed by increasing traveller desire for high quality experiences and stress-free holidays, particularly post-Covid, and the ability to access such stays as part of loyalty programme membership. The breadth of resort choices for travellers has also increased in recent years, with luxury and upper upscale destinations creating more wellbeing and sustainability-led experiences that tailor to changing guest expectations.

Iberostar and IHG share many company values, including a passion for sustainability and responsible tourism, with Iberostar's pioneering Wave of Change movement outlining clear aims to move towards a circular economy, promote the responsible consumption of seafood and improve coastal health. As part of the agreement, IHG will work with Iberostar to create opportunities for joint sustainability initiatives that align with IHG's 2030 Journey to Tomorrow responsible business plan.

The Iberostar Beachfront Resorts brand will be included in a new Exclusive Partners category in IHG's brand portfolio, which will sit alongside its Suites, Essentials, Premium and Luxury & Lifestyle categories.

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said: "As we continue to expand the footprint of our world-famous brands, we are always looking at exciting, sustainable growth opportunities in areas that can further enhance our offer for guests and owners. Guests have told us of their wish for increased choice of resort and all-inclusive destinations within our brand portfolio. We are delighted to address that by working with such a well-respected, experienced and like-minded partner as Iberostar, and to see more amazing hotels join our system that continues IHG's growth in so many of the world's most attractive markets and destinations. Iberostar has successfully developed a leading presence in beachfront and all-inclusive properties in the Caribbean, Americas, Southern Europe and North Africa over many decades, and we are excited about the opportunities to further grow the brand's footprint together. This agreement increases IHG's system by up to 3%, which helps to deliver on our ambitions for system growth. We continue to explore further opportunities for growth with exclusive partners, demonstrating the strengths and attractiveness of IHG's enterprise platform."

Sabina Fluxá, Vice-Chairman and Chief Executive Officer, Iberostar Group, commented: "With this agreement, we set the path to continue the outstanding growth that began 40 years ago with the creation of the Iberostar brand and which has positioned us among the top resort brands in the world. The alliance with IHG combines our strengths, represents a decisive step forward in the distribution of Iberostar's beachfront resorts, and reinforces our position as a benchmark in responsible tourism. By working together we will grow our portfolio and we are really looking forward to hosting IHG loyalty members in our collection of premium and luxury beachfront resorts and all-inclusive properties."

Miguel Fluxá, Chairman, Iberostar Group, added: "This strategic alliance will enable Iberostar Beachfront Resorts to benefit from IHG's industry-leading technology, deep skills and global scale. Retaining 100% ownership of Iberostar allows us to continue to generate differentiation in the hospitality industry with a long-term vision for our employees, clients, tour operators, distribution partners and local communities that have been loyal to us during all these years. We will continue to stay true to who we are, preserving our philosophies and values of quality and sustainability."

Further details on the agreement and financial overview:

●
The agreement gives IHG a licence to the Iberostar Beachfront Resorts brand. The agreement has an initial term of 30 years and the option to renew for additional terms of 20 years upon mutual agreement.

●
The agreement is expected to add up to 24.3k rooms across 70 properties to IHG's system over the next two years. Of these, 27 properties (8.2k rooms) still require additional approvals from third parties in order to join IHG. The total of up to 70 properties would be equivalent to growth of 2.8% on IHG's global estate of 880.3k rooms at the start of 2022. The first rooms are expected to come into IHG's system in December this year, with these representing approximately half of the total rooms subject to the overall agreement.

●
The 70 properties are all beachfront resorts. They exclude Iberostar's other operations, such as its smaller portfolio of urban hotels, and also exclude Iberostar's interests in Cuba. The approximate geographic split of revenues from the selected portfolio of 70 hotels in 2019 was: Mexico 22%; Dominican Republic 13%; Jamaica 8%; Brazil 5%; Spain 40%; other EMEAA region locations 12%.

●
A pipeline of six further Iberostar Beachfront Resorts properties, representing ~3k rooms, is also expected to be added to IHG's pipeline. This pipeline will increase as IHG and Iberostar work together to grow the brand's footprint through the long-term commercial agreement.

●
The total gross revenue of the existing portfolio of 70 hotels was approximately $1.3bn in 2019, equivalent to growth of over 4% on IHG's $27.9bn of total gross revenue. Under the agreement, IHG will receive marketing, distribution, technology and other fees in a manner similar to its existing asset light model.

●
IHG's fee structure will ramp-up over a period through to 2025 as the hotels increasingly integrate onto IHG's platform. By 2027, representing year five of the agreement, annual revenue recognised within IHG's fee business is expected to be in excess of $40m, with a broadly similar amount additionally recognised within System Fund revenues.

●
Reflecting integration investment, the net impact on IHG's operating profit from reportable segments is expected to be modestly negative in 2022 and 2023. It is then expected to turn positive in 2024, before ramping up significantly from 2025 with the final step up in the fee structure and the expected shift in distribution channel mix.

--ENDS--

For further information, please contact:

IHG Investor Relations:             Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
IHG Media Relations:                 Amy Shields (+44 (0)7881 035 550); Alex O'Neil (+44 (0)7407 798 576)
Iberostar Media Relations:         Doris Casares (+34 616 493 918); Concha Ramos (+34 679 143 999)

Notes:
* Recent awards include:
●  "Best of the Best 2022" by Tripadvisor UK (16 Iberostar hotels awarded)
● "Travellers' Choice 2022" by Tripadvisor UK (42 Iberostar hotels awarded)
● "Traveller Review Awards 2022" by Booking.com (69 Iberostar hotels awarded)
● "HolidayCheck Special Award 2022" by HolidayCheck Germany (8 Iberostar hotels awarded)

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,800 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

About Iberostar Hotels & Resorts:
Iberostar Group is a 100% family-owned Spanish multinational company that boasts over 65 years' experience in the tourism industry and business origins dating back to 1877. Its main line of business is Iberostar Hotels & Resorts, which includes the portfolio of up to 70 hotels in 15 countries under this agreement, with a global team of more than 25,000 people of 95 nationalities. The Group has become an international benchmark by promoting a responsible tourism business model focused on caring for people and the environment. The Wave of Change movement, a pioneering and innovative initiative from Iberostar, reflects the company's specific commitment to the environment and oceans, and its efforts to promote these concerns to society as a whole. With sustainability as the driving force and lever behind the business, the company places the circular economy at the centre of its strategy and is working on its own 2030 agenda to be waste-free by 2025, carbon-neutral by 2030, 100% responsible in its seafood supply chain by 2025, and to improve the health of the ecosystems that surround its hotels, among other goals. Iberostar was the first hotel chain to remove single-plastic use amenities in all their hotels worldwide back in 2020. The company is a leader in quality and drives differentiation in the customer experience through constant product innovation and commitment to digitalization.

Iberostar Group is advisor to UNWTO, WTTC and World Economic Bank, and has been recognized at international level supporting and participating as speaker at Harvard University, Stanford University, COP 25-26-27, OECD and FITUR amongst others. The company has received several international awards including Eco Trophea Germany (2022) and WTM Latin America Responsible Tourism Award (2022), and has been recognized by several international media amongst the Best International Resorts in Europe and The Americas.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 November 2022